

UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Yajing Chen
Chief Financial Officer
Zai Lab Ltd
4560 Jinke Road
Bldg. 1, Fourth Floor
Pudong, Shanghai, China 201210

  **Re: Zai Lab Ltd**
    **Form 10-K for Fiscal Year Ended December 31, 2022**
    **Response dated December 4, 2023**
    **File No. 001-38205**

Dear Yajing Chen:

  We have reviewed your December 4, 2023 response to our comment letter and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17, 2023 letter.

Form 10-K for Fiscal Year Ended December 22, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 158

1. We note your statement that you reviewed public filings, material contracts and director and officer questionnaires in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. In order to clarify the scope of your review, please supplementally describe the steps you

have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party.  For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc:     Aslynn Hogue